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                              October 27, 2022

       Jeff Clementz
       Chief Executive Officer
       Shift Technologies, Inc.
       290 Division Street, Suite 400
       San Francisco, California 94103

                                                        Re: Shift Technologies,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed October 18,
2022
                                                            File No. 333-267601

       Dear Jeff Clementz:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 11, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       U.S. Federal Income Tax Consequences of the Merger, page 153

   1. Please revise both your disclosure and the opinion of counsel filed as Exhibit 8.1 to state clearly that the
disclosure in the tax consequences sections of the prospectus is the opinion of counsel. Please
refer to Sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19 for
                                                        guidance.
 Jeff Clementz
FirstName  LastNameJeff
Shift Technologies, Inc. Clementz
Comapany
October 27,NameShift
            2022       Technologies, Inc.
October
Page  2 27, 2022 Page 2
FirstName LastName
       Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Martin Glass